Exhibit 99.4

CENTRAL MINERA CORP.

P.O. Box 93038, Caulfeild Village R.P.O.

West Vancouver, British Columbia, V7W 3G4

(604) 687-6191     (604) 648-8341 fax

MANAGEMENT DISCUSSION AND ANALYSIS

Dated May 26, 2008.

The following discussion of the results of operations of the Company for the quarter ending March 31, 2008, should be read in conjunction with the Company’s unaudited interim financial statements for the quarter ended March 31, 2008 and the Company’s Audited Financial Statements and accompanying notes for the year ended June 30, 2007.

The information contained in this report updates the Management Discussion and Analysis (MD & A) from the quarter ended December 31, 2007 and for material changes that have taken place. The December 31, 2007 report should be consulted to gain a complete understanding of the MD & A of the company.

Management’s discussion and analysis contains forward-looking statements, including statements regarding the business and anticipated financial performance of the company.  These statements are not guarantees of the company’s future performance and are subject to risk uncertainties and other important factors, which could cause a corporation’s actual performance to be different from that projected.  Given the uncertainties associated with forward-looking information, the reader should not place undue reliance on the forward-looking information.

Overall Performance

The Company is engaged in the business of resource exploration.  Currently the Company has an indirect interest in only one property.  The Company has no history of earnings or cash flow from operations.

Disclosure Controls and Procedures

Management has assessed the effectiveness of the Company’s disclosure controls and procedures used in the preparation of the Company’s financial statements and MD&A as at March 31, 2008.  Due to the lack of segregation of duties that result from small office operations, management has implemented a policy of frequent reviews of all activities to ensure there are no material irregularities in its operations.  Management has concluded that its disclosure controls are effective in ensuring that all material information required to be filed has been made known to them in a timely manner and has been effectively recorded, processed, summarized and reported within the time period necessary to prepare the annual filings.  The disclosure controls and procedures are designed to ensure all information required to be disclosed pursuant to applicable securities laws has been communicated to management to allow timely decisions to be made regarding corporate disclosure.

The Company has not made any changes to its internal controls over financial reporting during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Reporting Currency

All dollar amounts herein are expressed as US dollars unless otherwise indicated.

Selected Annual Information

The following information is derived from the Company’s financial statements for each of the three most recently completed financial years:

	June 30, 2007	June 30, 2006	June 30, 2005
Net Sales or Total Revenue	nil	nil	nil
Income or (Loss) before discontinued or extraordinary items - total - per share undiluted - per share diluted	(146,030) (0.01) (0.01)	(121,651) (0.01) (0.01)	(142,089) (0.01) (0.01)
Total Income or (Loss) - total - per share undiluted - per share diluted	(146,030) (0.01) (0.01)	(121,651) (0.01) (0.01)	(142,089) (0.01) (0.01)
Total Assets	11,365	37,339	67,383
Total Long-term financial liabilities	nil	nil	nil
Cash dividends declared per share	nil	nil	nil
Shareholders’ Equity	(141,045)	4,985	12,349

Results of Operations

The following discussion should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein.  The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  These principles, as applied to the Company, differ in some respects from those generally accepted in the United States (“U.S. GAAP”).  For a comparison of the difference between Canadian GAAP and U.S. GAAP, see Note 9 to the Financial Statements of the Company.

The Company is a pre-exploratory  stage company engaged in the business of mineral exploration and, if warranted, the development of precious metal properties.  Currently the Company has an indirect interest in one company that has claims in Nevada.  The Company has no history of earnings or cash flow from operations.  Historically, the only source of funds available to the Company is through (i) the sale of its equity shares or (ii) borrowings.  Even if the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit may exist on any of its properties.  There is no assurance that funds will be available for operations.

Quarter ended March 31, 2008 compared to Quarter ended March 31, 2007

During the quarter ended March 31, 2008  (“3rd Quarter 2008”), the Company incurred a loss of $37,395 compared with a loss of $37,970 for the quarter ended March 31, 2007 (“3rd Quarter 2007”).  The Company incurred administrative expenses of $32,569 in the 3rd Quarter 2008 as compared with $37,116 in the 3rd Quarter 2007.    During the 3rd Quarter 2008 the Company incurred accounting and audit fees of $100 compared with fees of $5,875 during the 3rd Quarter 2007.   Consulting fees of $27,000 were incurred during the 3rd Quarter 2008 compared with fees of $23,390 during the 3rd quarter (this change is due to fluctuating exchange rates)..  Office expenses of $407 were incurred in 3rd  Quarter 2008 compared with $844 for the 3rd  Quarter 2007. Transfer Agent and Filing Fees of $3,725 were incurred during the 3rd Quarter 2008 compared with $4,383 for the 3rd Quarter 2007. Interest expense of $1,152 was accrued during the 3rd Quarter 2008 on funds advance by a director compared with $Nil for the 3rd Quarter 2008.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters.

Quarter Ending	Revenue		Net Earnings (Loss)
		$	Per Share	Diluted per share
March 31, 2008	NIL	(37,395)	(0.01)	(0.01)
December 31, 2007	NIL	(47,102)	(0.01)	(0.01)
September 30, 2007	NIL	(40,115)	(0.01)	(0.01)
June 30, 2007	NIL	(46,982)	(0.01)	(0.01)
March 31, 2007	NIL	(37,970)	(0.01)	(0.01)
December 31, 2006	NIL	(33,125)	(0.01)	(0.01)
September 30, 2006	NIL	(27,953)	(0.01)	(0.01)
June 30, 2006	NIL	(29,608)	(0.01)	(0.01)

Presently there are no meaningful trends evident from analysis of the summary of quarterly financial information over the last eight quarters. The Company’s operating expenses are variable and dependent upon the degree of activities or projects undertaken during a period.

Liquidity

On March 31, 2008 the Company had working capital deficiency of $205,657 as compared to working capital deficiency of $94,352 at March 31, 2007.  As none of the Company’s mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds.

During the quarter ended December 31, 2007, the Company completed a private placement of 2,000,000 units at a price of $0.03 per unit for proceeds of $60,000. Each unit consists of one subordinate voting share and one share purchase warrant entitling the holder to acquire one subordinate voting share at $0.03 per share exercisable to October 18, 2012.  During the fiscal year end June 30, 2006 the Company completed a private placement of 2,855,455 subordinate voting shares at a price of $0.04 per share for proceeds of $114,287.  During the fiscal year ended June 30, 2004, the Company completed a private placement of 1,200,000 Units at a price of $0.05 per unit for gross proceeds of $60,000 on February 14, 2004.  Each Unit consists of one Subordinate Voting Share in the capital of Central Minera Corp. and one warrant entitling the holder to acquire one additional Subordinate Voting Share at a price of $0.10 until February 13, 2006.  In addition, 3,211,670 warrants previously issued, were exercised prior to their expiry date of May 30, 2004 for gross proceeds of $160,584.  1,605,835 Subordinate Voting Shares were issued to the holders under the terms of the warrants.  2,791,670 warrants expired without being exercised.

Currently there are 2,000,000  outstanding warrants to acquire 2,000,000 subordinate voting shares at $.03 per share exercisable to October 18, 2012.

The Company has been successful in the past in acquiring capital through sales of its equity shares.  There is no assurance that these sources will continue to be available in the future.

Transactions with Related Parties

The Company was charged consulting fees in the amount of $22,500 by  First Fiscal Management Ltd., a company controlled by Michael Cytrynbaum, paid consulting fees of $4,500 to a director of the Company., and was charged interest of $1,152 on its loan from First Fiscal Management Ltd.

CRITICAL ACCOUNTING ESTIMATES

Accounting Policies

The Company has established accounting policies generally accepted in Canada and applicable to development stage enterprises in the resource sector, which are applied on a consistent basis.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

As of March 31, 2008 the Company was without any financial instruments or other instruments that could potentially be used for business purposes, or represent a risk.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of 3,000,000 Variable Multiple Voting Shares and unlimited Subordinate Voting Shares.  Of these, as at March 31, 2008  the following were issued and outstanding:

29,824,972

Subordinate Voting Shares

  3,000,000

Variable Multiple Voting Shares

RISK FACTORS

Development Stage Company/No History of Earnings

The Company presently does not own any properties, business or other related assets of merit and is pursuing an acquisition to reactivate its business. There is no guarantee that the Company will be able to complete any acquisition. The Company has no history of earnings or the provision of a return on investment, and there is no assurance that any of its properties will generate earnings, operate profitably or provide a return on investment in the future. The Company has not declared or paid any dividends on its common shares.

Financing Risks

If an acquisition of or participation in corporations, properties, assets or businesses are identified, the Company may determine that the current market terms of an acquisition may make such acquisition uneconomic. The Company may find that even if the terms of an acquisition or participation are economic, it may not be able to finance such acquisition or participation and additional funds will be required to enable the Company to pursue such an initiative. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company. The Company will be competing with other companies, many of which will have far greater resources and experience than the Company. No assurance can be given that the Company will be successful in raising the funds required for any acquisition.

Dilution

During the life of the warrants, options and other securities or rights convertible or exercisable into common shares of the Company, the holders thereof are given an opportunity to profit from a rise in the market price of the common shares of the Company with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period such warrants, options and other rights are outstanding may be adversely affected and the existence of the warrants, options and other rights may have an adverse effect on the price of the Company’s common shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable to the Company than those provided by the outstanding warrants, options and other rights.

Conflicts of Interest

Certain directors and officers of the Company are, and may continue to be, involved in numerous industries through their direct and indirect participation in corporations, partnerships or joint ventures, which may be potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Company. Directors and officers of the Company with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and costs is provided in the Company’s Statements of Operations and Deficit contained in its Financial Statements for June 30, 2007 and 2006.

Approval

The Board of Directors of the Company has approved the disclosure contained in this Annual Management Discussion and Analysis.  A copy of this Annual Management Discussion and Analysis will be provided to anyone who requests it.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. This MD&A should be read in conjunction with other disclosure documents provided by the Company, which can be accessed at www.sedar.com. No securities commission or regulatory body has reviewed the accuracy or adequacy of the information presented herein.

Additional Information

Additional information relating to the Company in on SEDAR at www.sedar.com.

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